September 30, 2024

Sean Hsieh
Chief Executive Officer
Concreit Series LLC
1201 3rd Ave., Suite 2200
Seattle, WA 98101

        Re: Concreit Series LLC
            Offering Statement on Form 1-A
            Filed September 19, 2024
            File No. 024-12508
Dear Sean Hsieh:

       We have reviewed your offering statement and have the following comments.

         Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A
Unaudited Pro Forma Combined Financial Statements, page 14

1. Please include the pro forma financial information for Concreit Series 7260 Scotlyn Way
       White House TN, as this appears to be material to the company, or advise.
General

2. In your next amendment, please include your interim financial statements as of a date no earlier than six months after your most recently completed fiscal year end. Refer to Part
       F/S (b)(3)(B), (b)(5) and (c)(1)(i) of Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 September 30, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of
Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Kibum Park at 202-551-6836 or Brigitte Lippmann at 202-551-3713 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Saher Hamideh, Esq.